Exhibit (a)(1)(v)

Form of Promissory Note for Repurchases of your Shares

OAKTREE STRATEGIC CREDIT FUND

Dated: [insert date]

FOR VALUE RECEIVED, Oaktree Strategic Credit Fund (“Payor” or the “Company”), a Delaware statutory trust issuing its shares of beneficial interest (“Shares”), hereby promises individually to each of the payees set forth on Exhibit A hereto (each, a “Payee”) the Payment Amount (as defined in Section 2) in a single installment as discussed below. This Note shall be deemed a separate instrument issued individually with respect to each Payee.

This Note is being issued so that Payor may purchase Shares (the “Repurchased Shares”) from Payee pursuant to the terms and subject to the conditions set out in the Offer to Purchase dated November 15, 2024 and the Letter of Transmittal submitted by the Payee (which Offer to Purchase and Letter of Transmittal, together with any amendments or supplements thereto collectively constitute the “Offer”). This Note is not negotiable or transferable and is not interest-bearing.

1. General Payment Provisions. The Payor will pay the Payment Amount under this Note in a single installment in such currency of the United States of America as will be legal tender at the time of payment. Payment under this Note will be made by wire transfer to Payee’s account at Payee’s authorized agent as previously identified to Payor by Payee.

2. Payment. The “Payment Amount” will be an amount equal to the value of the Repurchased Shares determined as of December 31, 2024 (the “Valuation Date”) reduced by the Early Repurchase Deduction (as defined herein), if applicable. Unless the existence of changes in tax or other laws or regulations or unusual market conditions result in a delay, the Payor will make payment under this Note on or before thirty (30) days after the Valuation Date.

Repurchased Shares that were purchased in a tender offer with a Valuation Date that is within the one-year period following the initial issue date of such Shares being tendered (as determined in the Offer) are subject to an “early repurchase deduction” (the “Early Repurchase Deduction”) at a rate of 2% of the aggregate net asset value of such Shares.

3. Optional Prepayment. This Note may be prepaid, without premium, penalty or notice, at any time.

4. Events of Default.

(a) The occurrence of any of the following events shall be deemed to be an “Event of Default” under this Note, provided, however, that an event of default with respect to one Payee shall not in and of itself cause an event of default with respect to any other Payee:

(i) The Payor defaults in payment when due and any such default continues for a period of ten (10) days; or

(ii) (1) The Payor commences any proceeding or other action relating to the Company in bankruptcy or seeks reorganization, arrangement, readjustment, dissolution, liquidation, winding-up, relief or composition of the Company or the debts of the Company under any law relating to bankruptcy, insolvency or reorganization or relief of debtors; (2) the Payor applies for, or consents or acquiesces to, the appointment of a receiver, conservator, trustee or similar officer for the Company or for all or substantially all of the property of the Company; (3) the Payor makes a general assignment for the benefit of creditors of the Company; or (4) the Payor generally admits its inability to pay its debts with respect to the Company as they become due and payable; or

(iii) (1) The commencement of any proceeding or the taking of any other action against the Company in bankruptcy or seeking reorganization, arrangement, readjustment, dissolution, liquidation, winding-up, relief or composition of the Company or the debts of the Company under any law relating to bankruptcy, insolvency or reorganization or relief of debtors and the continuance of any of such events for sixty (60) days undismissed, unbonded or undischarged; or (2) the appointment of a receiver, conservator, trustee or similar officer for the Payor or for all or substantially all of the property of the Company and the continuance of any such event for sixty (60) days undismissed, unbonded or undischarged.

(b) Upon the occurrence of an Event of Default, the entire unpaid amount of this Note outstanding shall become immediately due and payable, without presentment, demand, protest, or other notice of any kind, all of which are expressly waived, and without any action on the part of the Payee.

5. Miscellaneous.

(a) Governing Law; Consent to Jurisdiction. This Note and the rights and remedies of the Payor and Payee will be governed by and construed in accordance with the laws of the State of New York applicable to agreements made and to be wholly performed within such State, without regard to the conflict of laws principles of such State. Any legal action, suit or proceeding arising out of or relating to this Agreement may be instituted in any state or federal court located within the County of New York, State of New York, and each party hereto agrees not to assert, by way of motion, as a defense, or otherwise, in any such action, suit or proceeding, any claim that it is not subject personally to the jurisdiction of such court, that the venue of the action, suit or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

(b) Notices. All communications under this Note will be given in writing, sent by telecopier or registered mail to the address set forth below in the case of the Payor, or to the address set forth in Exhibit A in the case of the Payee or to such other address as such party will have specified in writing to the other party hereto, and will be deemed to have been delivered effective at the earlier of its receipt or within two (2) days after dispatch.

If to Payor, to:	Oaktree Strategic Credit Fund 333 South Grand Avenue, 28th Floor Los Angeles, CA 90071 Telephone: (213) 830-6300 Attention: Mary Gallegly

(c) Severability, Binding Effect. Any provision of this Note that is prohibited or unenforceable in any jurisdiction will, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction will not invalidate or render unenforceable such provision in any other jurisdiction.

(d) Amendment; Waiver. No provision of this Note may be waived, altered or amended with respect to any Payee except by written agreement between the Payor and such Payee.

(e) Waiver of Presentment. Payor hereby waives presentment, protest, demand for payment and notice of default or nonpayment to or upon Payor with respect to this Note.

(f) Entire Agreement. This Note and the Offer set out the entire agreement between the parties and supersede any prior oral or written agreement between the parties.

(g) Separate Obligations. The obligations of the Payor to each Payee hereunder are separate rather than joint, and a Payee may seek payment or the enforcement of any obligation of the Payor under this Note only with respect to itself and not any other Payee hereunder.

(h) Delaware Statutory Trust. The obligations of the Company under this Note are not binding upon any trustee or shareholder of the Company personally, but bind only the Company and the Company’s property. A copy of the Third Amended and Restated Declaration of Trust of the Company is on file with the Securities and Exchange Commission at www.sec.gov, and notice is hereby given that this instrument is executed on behalf of the trustees of the Company as trustees and not individually and that the obligations of or arising out of this instrument are not binding on any of the trustees, officers or shareholders individually, but are binding only upon the trust property of the Company.

[Signature Page Follows]

IN WITNESS WHEREOF, Payor has duly caused this Note to be duly executed as of the date first above written.

OAKTREE STRATEGIC CREDIT FUND

By:
Name:
Title:

Exhibit A

Payee	Repurchased Shares	Contact Information